EXHIBIT 12 OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES (Amounts in millions, except ratios)

	Three Months Ended				Year Ended
	March 31				December 31
	2011	2010	2010	2009	2008	2007	2006
Income from continuing operations	$1,405	$1,121	$4,641	$3,202	$7,299	$5,147	$4,238

Subtract:
Net income attributable to noncontrolling interest	―	(24)	(72)	(51)	(116)	(75)	(111)
Adjusted income from equity investments(a)	(48)	(51)	(60)	(88)	(84)	(28)	(52)
	1,357	1,046	4,509	3,063	7,099	5,044	4,075

Add:
Provision for taxes on income (other than foreign oil and gas taxes)	434	355	1,099	695	2,213	1,577	1,545
Interest and debt expense (b)	52	38	116	140	133	344	297
Portion of lease rentals representative of the interest factor	14	14	57	57	58	60	52
	500	407	1,272	892	2,404	1,981	1,894
Earnings before fixed charges	$1,857	$1,433	$5,781	$3,955	$9,503	$7,025	$5,969

Fixed charges:
Interest and debt expense including capitalized interest (b)	$69	$56	$203	$218	$201	$403	$352
Portion of lease rentals representative of the interest factor	14	14	57	57	58	60	52
Total fixed charges	$83	$70	$260	$275	$259	$463	$404

Ratio of earnings to fixed charges	22.37	20.47	22.23	14.38	36.69	15.17	14.77
Note: Argentine operations have been reflected as held for sale for all periods.
(a)	Represents adjustments to arrive at distributed income from equity investees.
(b)	The first quarter 2011 amount excludes a pre-tax charge of $163 million for the early redemption of debt.